Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

As of December 31, 2006, Linn Energy, LLC directly or indirectly owns all of the voting securities of Linn Energy Holdings, LLC the “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X).

The remaining subsidiaries of Linn Energy, LLC considered in the aggregate as a single subsidiary, do not constitute a “significant subsidiary” as of the end of the year covered by this report.